SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As at March 31, 2017 and December 31, 2016

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2017	12/31/2016

Cash and cash equivalents	5	7,230,261	7,876,849
Investment securities	6	9,903	282,771
Derivative financial instruments	20	175,237	196,655
Trade receivable		3,267,374	4,368,059
Inventories	7	4,510,324	4,347,052
Income tax and social contributions recoverable		4,293,956	4,693,724
Other taxes receivable		674,604	729,586
Other assets		1,135,715	1,392,155
Current assets		21,297,374	23,886,851

Investment securities	6	112,838	104,340
Derivative financial instruments	20	44,770	16,326
Trade receivable		6,180	-
Income tax and social contributions recoverable		-	4,493
Other taxes recoverable		334,579	343,147
Deferred tax assets	8	2,567,996	2,268,142
Other assets		2,009,093	1,973,584
Employee benefits		33,150	33,503
Investments in associates		294,062	300,115
Property, plant and equipment	9	18,658,350	19,153,836
Intangible assets		5,098,985	5,245,881
Goodwill	10	30,276,565	30,511,200
Non-current assets		59,436,568	59,954,567

Total assets		80,733,942	83,841,418

Interim Consolidated Balance Sheets (continued)

As at March 31, 2017 and March 31, 2016

(Expressed in thousands of Brazilian Reais)

Equity and liabilities	Note	03/31/2017	12/31/2016

Trade payables		9,862,984	10,868,757
Derivative financial instruments	20	348,354	686,358
Interest-bearing loans and borrowings	11	3,469,544	3,630,604
Bank overdrafts	5	1,118	-
Wages and salaries		750,998	686,627
Dividends and interest on shareholder´s equity payable		615,482	1,714,401
Income tax and social contribution payable		933,823	904,240
Taxes and contributions payable		2,143,230	3,378,178
Put option granted on subsidiary and other liabilities		5,610,260	6,735,849
Provisions	12	168,561	168,636
Current liabilities		23,904,354	28,773,650

Trade payables		195,269	237,802
Derivative financial instruments	20	2,393	27,022
Interest-bearing loans and borrowings	11	1,663,384	1,765,706
Deferred tax liabilities	8	2,226,851	2,329,722
Taxes and contributions payable		532,922	681,424
Put option granted on subsidiary and other liabilities		599,773	471,792
Provisions	12	843,270	765,370
Employee benefits		2,084,853	2,137,657
Non-current liabilities		8,148,715	8,416,495

Total liabilities		32,053,069	37,190,145

Equity	13
Issued capital		57,614,140	57,614,140
Reserves		64,227,280	64,230,028
Carrying value adjustments		(77,195,949)	(77,019,120)
Retained earnings		2,199,284	-
Equity attributable to equity holders of Ambev		46,844,755	44,825,048
Non-controlling interests		1,836,118	1,826,225
Total Equity		48,680,873	46,651,273

Total equity and liabilities		80,733,942	83,841,418

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Income Statements

For the three-month period ended March 31, 2017 and 2016

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2017	03/31/2016

Net sales	15	11,241,805	11,565,098
Cost of sales		(4,523,141)	(3,960,316)
Gross profit		6,718,664	7,604,782

Distribution expenses		(1,511,444)	(1,515,131)
Sales and marketing expenses		(1,413,786)	(1,547,877)
Administrative expenses		(555,659)	(533,638)
Other operating income/(expenses), net	16	290,826	392,335
Exceptional items		(28,694)	(6,239)
Income from operations		3,499,907	4,394,232

Finance cost	17	(996,258)	(1,493,457)
Finance income	17	123,663	322,152
Net finance cost		(872,595)	(1,171,305)

Share of results of associates		1,032	7,449
Income before income tax		2,628,344	3,230,376

Income tax expense	18	(338,513)	(336,383)
Net income		2,289,831	2,893,993

Attributable to:
Equity holders of Ambev		2,199,135	2,766,865
Non-controlling interests		90,696	127,128

Basic earnings per share – common - R$		0,14	0,18
Diluted earnings per share – common - R$		0,14	0,18

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the three-month period ended March 31, 2017 and 2016

(Expressed in thousands of Brazilian Reais)

	03/31/2017	03/31/2016

Net income	2,289,831	2,893,993

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains/losses	159,127	573

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	-	23,288
Investment hedge - put option granted on subsidiary	128,792	359,889
Gains/losses on translation of other foreign operations	(611,599)	(1,950,199)
Gains/losses on translation of foreign operations	(482,807)	(1,567,022)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	(96,114)	(373,391)
Removed from Equity (Hedge reserve) and included in profit or loss	203,341	(274,915)
Total cash flow hedge	107,227	(648,306)

Other comprehensive (loss)/income	(216,453)	(2,214,755)

Total comprehensive income	2,073,378	679,238

Attributable to:
Equity holders of Ambev	2,024,718	746,431
Non-controlling interest	48,660	(67,193)

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in note 8 - Deferred income tax and social contribution.

Interim Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2017 and 2016

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2017	57,614,140	54,529,780	9,700,248	-	(77,019,120)	44,825,048	1,826,225	46,651,273

Net Income	-	-	-	2,199,135	-	2,199,135	90,696	2,289,831

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(440,798)	(440,798)	(42,009)	(482,807)
Cash flow hedges	-	-	-	-	107,231	107,231	(4)	107,227
Actuarial gain/(losses)	-	-	-	-	159,150	159,150	(23)	159,127
Total comprehensive income	-	-	-	2,199,135	(174,417)	2,024,718	48,660	2,073,378
Gains/(losses) of controlling interest´s share	-	-	-	-	(2,412)	(2,412)	371	(2,041)
Dividends distributed	-	-	-	-	-	-	(39,138)	(39,138)
Acquired shares and result on treasury shares	-	2,932	-	-	-	2,932	-	2,932
Share-based payment	-	(5,680)	-	-	-	(5,680)	-	(5,680)
Prescribed dividends	-	-	-	149	-	149	-	149
At March 31, 2017	57,614,140	54,527,032	9,700,248	2,199,284	(77,195,949)	46,844,755	1,836,118	48,680,873

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity (continued)

For the three-month period ended March 31, 2017 and 2016

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Adjustments to Equity Valuation	Total	Non-controlling interests	Total equity
At January 1, 2016	57,614,140	54,373,451	8,201,323	-	(71,857,031)	48,331,883	2,001,750	50,333,633

Net Income	-	-	-	2,766,865	-	2,766,865	127,128	2,893,993

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(1,372,162)	(1,372,162)	(194,860)	(1,567,022)
Cash flow hedges	-	-	-	-	(648,845)	(648,845)	539	(648,306)
Actuarial gain/(losses)	-	-	-	-	573	573	-	573
Total comprehensive income	-	-	-	2,766,865	(2,020,434)	746,431	(67,193)	679,238
Gains/(losses) of controlling interest´s share	-	-	-	-	(6,908)	(6,908)	55,142	48,234
Dividends distributed	-	-	-	-	-	-	(47,455)	(47,455)
Interest on shareholder´s equity	-	-	(2,039,171)	-	-	(2,039,171)	-	(2,039,171)
Acquired shares and result on treasury shares	-	(57,220)	-	-	-	(57,220)	-	(57,220)
Share-based payment	-	102,847	-	-	-	102,847	-	102,847
At March 31, 2016	57,614,140	54,419,078	6,162,152	2,766,865	(73,884,373)	47,077,862	1,942,244	49,020,106

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the three-month period ended March 31, 2017 and 2016

 (Expressed in thousands of Brazilian Reais)

	Note	03/31/2017	03/31/2016

Net income		2,289,831	2,893,993
Depreciation, amortization and impairment		827,570	863,835
Impairment losses on receivables and inventories		28,231	24,184
Additions/(reversals) in provisions and employee benefits		49,114	90,841
Net finance cost	17	872,595	1,171,305
Losses/(gain) on sale of property, plant and equipment and intangible assets		5,376	(2,914)
Equity-settled share-based payment expense	19	44,950	37,958
Income tax expense	18	338,513	336,383
Share of result of associates		(1,032)	(7,449)
Other non-cash items included in the profit		123,473	(464,571)
Cash flow from operating activities before changes in working capital and use of provisions		4,578,621	4,943,565

(Increase)/decrease in trade and other receivables		1,438,315	1,021,555
(Increase)/decrease in inventories		(199,947)	(683,542)
Increase/(decrease) in trade and other payables		(2,707,944)	(3,023,380)
Cash generated from operations		3,109,045	2,258,198

Interest paid		(155,152)	(145,775)
Interest received		55,294	44,649
Dividends received		3,905	19,824
Income tax paid		(1,028,596)	(4,391,714)
Cash flow from operating activities		1,984,496	(2,214,818)

Proceeds from sale of property, plant and equipment and intangible assets		10,533	15,579
Acquisition of property, plant and equipment and intangible assets		(559,499)	(707,284)
Acquisition of subsidiaries, net of cash acquired		(332,730)	(1,695,128)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		272,555	21,961
Net proceeds/(acquisition) of other assets		1,558	87
Cash flow from investing activities		(607,583)	(2,364,785)

Proceeds/(repurchase) of treasury shares		(48,375)	464
Proceeds from borrowings		1,238,175	773,116
Repayment of borrowings		(1,482,810)	(227,522)
Cash net of finance costs other than interests		(429,861)	(1,142,771)
Payment of finance lease liabilities		(2,268)	(807)
Dividends and Interest on shareholder´s equity paid		(1,132,019)	(2,099,649)
Cash flow from financing activities		(1,857,158)	(2,697,169)

Net increase/(decrease) in cash and cash equivalents		(480,245)	(7,276,772)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		7,876,849	13,617,622
Effect of exchange rate fluctuations		(167,461)	(333,528)
Cash and cash equivalents less bank overdrafts at end of year (i)		7,229,143	6,007,322

(i) Net of bank overdrafts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net Sales
16.	Other operating income/(expenses)
17.	Finance cost and income
18.	Income tax and social contribution
19.	Share-based payments
20.	Financial instruments and risks
21.	Collateral and contractual commitments, advances from customers and other
22.	Contingencies
23.	Non-cash items
24.	Related parties

1.    CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the Stock Exchange and Mercantile & Futures Exchange (BM&FBOVESPA S.A.) as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on May 2nd, 2017.

(b)   Major corporate events in 2016 and 2017:

There were no significant events related to the three-month period ended March 31,2017.

In December 2016, we acquired Cachoeira de Macacu Bebidas Ltda. from Brasil Kirin Indústria de Bebidas Ltda., a company that owns an operating industrial plant for the production and packaging of beer and non-alcohol  beverages  in the State of Rio de Janeiro for R$478,621.

On May 12, 2016, Ambev and its controlling shareholder, AB InBev, entered into an agreement for the exchange of shareholdings (“Swap”). The execution of the Swap was conditional on the implementation of the merger of the activities of AB InBev and SABMiller Plc (“SABMiller”), which occurred on October 10, 2016. Subsequently, on December 31, 2016, after the implementation of certain preparatory corporate acts, the Swap was effected. Based on the agreement described above, Ambev transferred to AB InBev the equity interest in Keystone Global Corporation - KGC, which held shares in companies domiciled in Colombia, Peru and Ecuador. On the other hand, AB InBev transferred to Ambev its interest in Cerveceria Nacional S. de R.L., a subsidiary domiciled in Panama, which had previously been acquired as a third party.

The value attributed to the transaction is based on a fairness opinion prepared by a specialized company and duly approved by the Board of Directors of Ambev, with abstention from the vote of the directors appointed by AB InBev.

On April, 2016, the Company, through its wholly-owned subsidiary Labatt Breweries, in Canada, acquired the company Archibald Microbrasserie, known for its local beers and seasonal specialties. Furthermore, in Brazil, acquired 66% of the company Sucos do Bem, which has a range of juices, teas and cereal bars. The acquisition amount added was approximately R$155 million.

On January, 2016, Ambev S.A. through its wholly-owned subsidiaries, CRBS S.A. and Ambev Luxembourg, acquired companies to a range of primarily spirit-based beers and ciders from Mark Anthony Group, by R$1.4 billion.

2.    STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31st, 2016. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)    Summary of significant accounting policies (Note 3);

(b)   Exceptional items (Note 8);

(c)    Payroll and related benefits (Note 9);

(d)   Additional information on operating expenses by nature (Note 10);

(e)    Intangible assets (Note 15);

(f)    Trade receivable (Note 19);

(g)   Changes in equity (Note 21);

(h)   Interest-bearing loans and borrowings (Note 22);

(i)     Employee benefits (Note 23);

(j)     Trade payables (Note 25);

(k)   Operating leases (Note 28);

(l)     Contingencies (Note 30);

(m) Group Companies (Note 34);

(n)   Insurance (Note 35)

Management declares that all relevant information specific to the financial statements, and only them, are being evidenced and correspond to those used by Management in its business management.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of March 31, 2017 in relation to those presented in the financial statements for the year ended December 31, 2016.

(a)   Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards however the Company is in the evaluation phase of the revised standards and does not expect significant impacts.

IFRS 9 Financial Instruments

The IFRS 9, which will replace IAS 39, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul that aligns the accounting treatment with risk management activities. IFRS 9 also reduces the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1st, 2018. The early adoption is not permitted by the Brazilian Accounting Pronouncements Committee.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1st, 2018. The early adoption is not permitted by the Brazilian Accounting Pronouncements Committee.

IFRS 16 – Leases

The IFRS 16, which supersedes IAS 17, replaces the existing lease accounting requirements and represents a significant change in the accounting introducing the standardization of accounting recognition for the lessee and will require the recognition of the right to use and a lease liability. IASB issued IFRS 16, which will be effective for annual periods beginning on or after January 1st, 2019, with earlier adoption.

Other standards, interpretations and amendments to standards

Other new standards, amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1st, 2017 were not listed above because of either their non-applicability to or their immateriality to Ambev S.A.’s consolidated financial statements.

4.    USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements; e

(ix) measurement of financial instruments, including derivatives.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion.

5.        CASH AND CASH EQUIVALENTS

	03/31/2017	12/31/2016

Cash	97,562	381,928
Current bank accounts	2,207,586	3,467,339
Short term bank deposits (i)	4,925,113	4,027,582
Cash and cash equivalents	7,230,261	7,876,849

Bank overdrafts	(1,118)	-
Cash and cash equivalents less bank overdraft	7,229,143	7,876,849

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

6.        INVESTMENTS SECURITIES

	03/31/2017	12/31/2016

Financial asset at fair value through profit or loss-held for trading	9,903	282,771
Current investments securities	9,903	282,771

Debt held-to-maturity	112,838	104,340
Non-current investments securities	112,838	104,340

Total	122,741	387,111

7.        INVENTORIES

	03/31/2017	12/31/2016

Finished goods	1,660,658	1,445,462
Work in progress	346,004	328,453
Raw material	1,923,169	1,962,731
Consumables	59,429	50,026
Spare parts and other	447,681	447,167
Prepayments	190,192	234,473
Impairment losses	(116,809)	(121,260)
	4,510,324	4,347,052

Write-offs/losses on inventories recognized in the income statement amounted to R$11,430 in the period ended in March 31, 2017 (R$11,832 in the period ended in March 31, 2016).

8.        DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the interim financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, applied rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2017			12/31/2016
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	9,604	-	9,604	9,030	-	9,030
Intangible assets	487	(683,250)	(682,763)	649	(733,894)	(733,245)
Employee benefits	463,213	-	463,213	467,582	-	467,582
Trade payables - exchange rate	1,058,381	(522,699)	535,682	977,442	(531,285)	446,157
Trade receivable	41,513	-	41,513	42,724	-	42,724
Derivatives	141,195	(53,990)	87,205	71,134	(110,735)	(39,601)
Interest-bearing loans and borrowings	-	(263)	(263)	-	(1,372)	(1,372)
Inventories	202,750	(19,035)	183,715	267,430	(13,778)	253,652
Property, plant and equipment	-	(800,666)	(800,666)	-	(905,676)	(905,676)
Withholding tax over undistributed profits	-	(626,176)	(626,176)	-	(684,774)	(684,774)
Investments in associates	-	(421,590)	(421,590)	-	(421,590)	(421,590)
Interest on shareholders equity	284,395	-	284,395	-	-	-
Loss carryforwards	1,028,939	-	1,028,939	1,139,818	-	1,139,818
Provisions	424,731	(47,435)	377,296	448,879	(44,738)	404,141
Complement of income tax of foreign subsidiaries due in Brazil	-	(7,508)	(7,508)	-	-	-
Other items	(108,608)	(22,843)	(131,451)	(15,132)	(23,294)	(38,426)
Gross deferred tax assets / (liabilities)	3,546,600	(3,205,455)	341,145	3,409,556	(3,471,136)	(61,580)
Netting by taxable entity	(978,604)	978,604	-	(1,141,414)	1,141,414	-
Net deferred tax assets / (liabilities)	2,567,996	(2,226,851)	341,145	2,268,142	(2,329,722)	(61,580)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At March 31, 2017 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	03/31/2017
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9,604	9,604
Intangible assets	-	(682,763)	(682,763)
Employee benefits	11,097	452,116	463,213
Trade payables - exchange rate	1,058,381	(522,699)	535,682
Trade receivable	27,560	13,953	41,513
Derivatives	87,205	-	87,205
Interest-bearing loans and borrowings	-	(263)	(263)
Inventories	183,715	-	183,715
Property, plant and equipment	(54,120)	(746,546)	(800,666)
Withholding tax over undistributed profits	-	(626,176)	(626,176)
Investments in associates	-	(421,590)	(421,590)
Interest on shareholders equity	284,395	-	284,395
Complement of income tax of foreign subsidiaries due in Brazil	(7,508)	-	(7,508)
Provisions	55,369	321,927	377,296
Other items	(108,608)	(22,843)	(131,451)
	1,537,486	(2,225,280)	(687,794)

Deferred tax related to tax losses	03/31/2017
2017	280,081
2018	263,332
2019	186,035
2020	59,841
Apart from 2021 (i)	239,650
1,028,939

(i) There is no expected realization that exceed the period of 10 years.

As at March 31, 2017, deferred tax assets in the amount of R$543,085 (R$455,616 in December 31, 2016) related to tax losses and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

Major part of the fiscal losses amount do not have carryforward limit for utilization and the tax losses carried forward in relation to them are equivalent to R$2,059,915 in March 31, 2017 (R$2,285,196 in December 31, 2016).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2016	(61,580)
Remeasurement of postemployment benefits	(22)
Investment hedge - put option of a subsidiary interest	(66,347)
Cash flow hedge - gains/(losses)	(46,164)
Gains/(losses) on translation of other foreign operations	(95,121)
Recognized in other comprehensive income	(207,654)
Recognized in income statement	343,246
Changes directly in balance sheet	267,133
At March 31, 2017	341,145

9.        PROPERTY, PLANT AND EQUIPMENT

	03/31/2017					12/31/2016
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	8,330,123	22,764,314	4,584,187	1,740,739	37,419,363	36,685,586
Effect of movements in foreign exchange	(53,059)	(111,496)	(26,639)	(17,228)	(208,422)	(2,652,740)
Acquisitions through business combinations	-	-	-	-	-	700,372
Acquisitions through stock exchange	-	-	-	-	-	433,849
Disposals through stock exchange	-	-	-	-	-	(571,349)
Acquisitions	354	174,747	35,783	286,550	497,434	4,009,345
Disposals	(458)	(107,489)	(29,061)	(41)	(137,049)	(1,012,663)
Transfer to other asset categories	131,050	246,461	159,990	(603,620)	(66,119)	(173,037)
Others	2,610	988	-	-	3,598	-
Balance at end	8,410,620	22,967,525	4,724,260	1,406,400	37,508,805	37,419,363

Depreciation and Impairment
Balance at end of previous year	(2,278,115)	(13,075,250)	(2,912,162)	-	(18,265,527)	(17,545,499)
Foreign exchange effects	8,804	59,380	16,063	-	84,247	1,137,065
Disposals through stock exchange	-	-	-	-	-	345,919
Depreciation	(72,050)	(523,788)	(162,827)	-	(758,665)	(3,083,821)
Impairment losses	-	(31,780)	-	-	(31,780)	(120,905)
Disposals	46	97,307	23,725	-	121,078	928,903
Transfer to other asset categories	46	99	967	-	1,112	61,451
Others	(2,610)	1,690	-	-	(920)	11,360
Balance at end	(2,343,879)	(13,472,342)	(3,034,234)	-	(18,850,455)	(18,265,527)
Carrying amount:
December 31, 2016	6,052,008	9,689,064	1,672,025	1,740,739	19,153,836	19,153,836
March 31, 2017	6,066,741	9,495,183	1,690,026	1,406,400	18,658,350

Leases, capitalizes interests and fixed assets provided as security are not material.

10.    GOODWILL

	03/31/2017	12/31/2016

Balance at end of previous year	30,511,200	30,953,066
Effect of movements in foreign exchange	(319,242)	(2,388,878)
Acquisitions and disposals through business combinations (i)	-	1,947,012
Other (ii)	84,607	-
Balance at the end of year	30,276,565	30,511,200

(i) It refers mainly  to the acquisition of Mark Anthony and Cerveceria Nacional in the transaction of stock exchanges.

(ii) It refers to the change in provisional allocations of assets acquired and liabilities assumed in the 2016 acquisitions.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	03/31/2017	12/31/2016
LAN:
Brazil	BRL	17,424,616	17,424,616
Goodwill		102,667,249	102,667,249
Non-controlling transactions (i)		(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,100,755	3,224,896
Cuba (ii)	USD	3,210	3,634
Panama	PAB	1,035,820	1,060,063

LAS:
Argentina	ARS	518,851	517,934
Bolivia	BOB	1,120,737	1,152,815
Chile	CLP	41,821	42,722
Paraguay	PYG	752,385	753,724
Uruguay	UYU	164,421	165,767

NA:
Canada	CAD	6,113,949	6,165,029
		30,276,565	30,511,200

(i) It refers to the stock exchange operation occurred in 2013 in result of the adoption of the predecessor basis of accounting.

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has fixed parity with the dollar (USD) at balance sheet date.

11.    INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2017	12/31/2016

Secured bank loans	2,611,050	1,381,412
Unsecured bank loans	515,190	1,910,139
Debentures and unsecured bond issues	299,338	296,352
Other unsecured loans	35,794	33,479
Financial leasing	8,172	9,222
Current liabilities	3,469,544	3,630,604

Secured bank loans	618,595	665,786
Unsecured bank loans	550,264	609,848
Debentures and unsecured bond issues	101,287	100,803
Other unsecured loans	362,616	356,236
Financial leasing	30,622	33,033
Non-current liabilities	1,663,384	1,765,706

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 20 – Financial instruments and risks.

Contract clauses (covenants)

As March 31, 2017, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral were provided on assets acquired with credit granted. Certain loans and financing contracted by the Company provide for the provision of guarantees to other companies in the group. The financial contracts provide restrictive clauses (covenants), such as: financial covenants, including limitations to new indebtedness; guarantee of company’s existence; Maintenance, in use or in good conditions of use for the business of the Company’s assets; limitation for the acquisition, merger, sale or sale of its assets; Disclosure of financial statements and balance sheets; Non-collateral security in new contracted debts, except if: (i) expressly authorized under the term of loan; (ii) In new debts contracted with financial institutions linked to the Brazilian government – including BNDES – or foreign governments, whether these multilateral financial institutions (World Bank) or localized in jurisdictions in which the Company exercises its activities.

At March 31, 2017, the Company was in compliance with all its contractual obligations for its loans and financings.

12.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2016	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of March 31, 2017

Restructuring	7,451	(145)	-	(15)	7,291

Provision for contingencies					-
Taxes on sales	247,185	(26)	19,978	(20,826)	246,311
Income tax	323,458	(28)	89,865	(78)	413,217
Labor	165,701	(88)	30,169	(37,102)	158,680
Civil	43,961	(78)	12,368	(25,179)	31,072
Others	146,250	(2,012)	16,140	(5,118)	155,260
Total of provision for contingencies	926,555	(2,232)	168,520	(88,303)	1,004,540

Total provisions	934,006	(2,377)	168,520	(88,318)	1,011,831

(b)   Disbursement expectative

	Balance as of March 31, 2017	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	7,291	6,562	-	729	-

Provision for contingencies
Taxes on sales	246,311	25,717	197,823	5,512	17,259
Income tax	413,217	33,590	309,808	69,819	-
Labor	158,680	77,367	42,127	30,672	8,514
Civil	31,072	17,321	10,858	1,757	1,136
Others	155,260	8,004	38,127	105,624	3,505
Total of provision for contingencies	1,004,540	161,999	598,743	213,384	30,414

Total of provisions	1,011,831	168,561	598,743	214,113	30,414

	Balance as of December 31, 2016	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	7,451	6,705	746	-	-

Provision for contingencies
Taxes on sales	247,185	25,716	198,608	5,534	17,327
Income tax	323,458	33,592	236,556	53,310	-
Labor	165,701	77,357	45,770	33,324	9,250
Civil	43,961	17,325	21,033	3,403	2,200
Others	146,250	7,941	35,809	99,208	3,292
Total of provision for contingencies	926,555	161,931	537,776	194,779	32,069

Total provisions	934,006	168,636	538,522	194,779	32,069

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

(a) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Civil

The Company is involved in several lawsuits brought by former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 22 - Contingencies.

13.    CHANGES IN EQUITY

(a) Capital stock

		03/31/2017		03/31/2016
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,717,615	57,614,140	15,717,615	57,614,140
Share issued	-	-	-	-
	15,717,615	57,614,140	15,717,615	57,614,140

(b)   Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At January 1, 2017	(908,676)	53,662,811	700,898	1,074,747	54,529,780
Purchase of shares and result on treasury shares	2,932	-	-	-	2,932
Share-based payments	-	-	-	(5,680)	(5,680)
At March 31, 2017	(905,744)	53,662,811	700,898	1,069,067	54,527,032

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At January 1, 2016	(1,003,508)	53,662,811	700,898	1,013,250	54,373,451
Purchase of shares and result on treasury shares	102,847	-	-	-	102,847
Share-based payments	-	-	-	(57,220)	(57,220)
At March 31, 2016	(900,661)	53,662,811	700,898	956,030	54,419,078

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	Purchase /realization shares		Result on Treasure shares	Total Treasure shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At January 1, 2017	16,512	(312,670)	(596,006)	(908,676)
Changes during the year	(1,798)	40,306	(37,374)	2,932
At March 31, 2017	14,714	(272,364)	(633,380)	(905,744)

	Purchase /realization shares		Result on Treasure shares	Total Treasure shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At January 1, 2016	32,521	(617,407)	(386,101)	(1,003,508)
Changes during the year	(9,431)	179,565	(76,718)	102,847
At March 31, 2016	23,090	(437,842)	(462,819)	(900,661)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev S.A. economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$44,950 at March 31, 2017 (R$37,958 at March 31, 2016) (Note 19 – Share-based payments).

(c)    Net income reserves

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total
At January 1, 2017	3,859,995	4,456	5,835,797	-	9,700,248

At March 31, 2017	3,859,995	4,456	5,835,797	-	9,700,248

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total

At January 1, 2016	2,141,424	4,456	4,016,272	2,039,171	8,201,323
Interest on shareholder´s equity	-	-	-	(2,039,171)	(2,039,171)
At March 31, 2016	2,141,424	4,456	4,016,272	-	6,162,152

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year on December 31, 2017 and therefore not being used as a basis for dividend distribution, is composed of:

	03/31/2017	03/31/2016
ICMS (Brazilian State value added)	434,413	341,115
Income tax	28,141	52,003
	462,554	393,118

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31,an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholder’s equity.

There was no allocation of dividends or interest on shareholders' equity in the three-month period ended March 31, 2017.

Events during three-month period ended March 31, 2016:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	01/15/2016	Dividends	02/29/2016	2015	ON	0.1300	2,039,171

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2017	(289,483)	(144,568)	(1,262,170)	(2,390,843)	2,150,643	156,091	(75,238,790)	(77,019,120)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(440,798)	-	-	-	-	-	-	(440,798)
Cash flow hedges	-	107,231	-	-	-	-	-	107,231
Actuarial gains/(losses)	-	-	159,150	-	-	-	-	159,150
Total Comprehensive income	(440,798)	107,231	159,150	-	-	-	-	(174,417)
Gains/(losses) of controlling interest´s share	-	-	-	-	(2,412)	-	-	(2,412)
At March 31, 2017	(730,281)	(37,337)	(1,103,020)	(2,390,843)	2,148,231	156,091	(75,238,790)	(77,195,949)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2016	3,472,291	932,109	(1,131,499)	(2,246,679)	2,123,565	156,091	(75,162,909)	(71,857,031)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(1,372,162)	-	-	-	-	-	-	(1,372,162)
Cash flow hedges	-	(648,845)	-	-	-	-	-	(648,845)
Actuarial gains/(losses)	-	-	573	-	-	-	-	573
Total Comprehensive income	(1,372,162)	(648,845)	573	-	-	-	-	(2,020,434)
Gains/(losses) of controlling interest´s share	-	-	-	-	(6,908)	-	-	(6,908)
At March 31, 2016	2,100,129	283,264	(1,130,926)	(2,246,679)	2,116,657	156,091	(75,162,909)	(73,884,373)

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 20 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on monthly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

The actuarial gain of R$158,509 arising from the surplus reverted to the Sponsor, originating from Ambev Private Pension Institute of the defined benefits plan was fully recorded under the heading of actuarial gains and losses.

(d.4) Options granted on subsidiary

As part of the shareholders agreement between the Ambev S.A. and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based on EBITDA from operations, the “put” exercisable annually until 2019 and the “call” from 2019. On March 31, 2017 the put option held by ELJ is valued at R$4,819,191 (R$4,879,459 on December 31, 2016) and the liability categorized as “Level 3”, as the Note 20 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As part of the agreement to acquire the remaining shares of Sucos do Bem, the Company has a put option determined by gross revenue of its products and exercisable from 2019. On March 31, 2017 the option is valued at R$129,201 (R$127,718 on December 31, 2016).

As part of the acquisition agreement of all shares of the company Tropical Juice, the Company has put option exercisable from 2018. On March 31, 2017 the option is valued at R$23,380 (R$23,380 on December 31, 2016).

The reconciliation of changes in these options is presented in Note 20 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments when applicable.

14.              SEGMENT REPORTING

Segment information is presented in thousands of Brazilian Reais (R$).

(a)      Reportable segments – three-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016

Net sales	7,352,066	7,275,663	2,763,989	2,973,852	1,125,750	1,315,583	11,241,805	11,565,098
Cost of sales	(3,128,417)	(2,484,847)	(1,059,907)	(1,044,255)	(334,817)	(431,214)	(4,523,141)	(3,960,316)
Gross profit	4,223,649	4,790,816	1,704,082	1,929,597	790,933	884,369	6,718,664	7,604,782
Distribution expenses	(1,032,054)	(971,217)	(258,272)	(280,830)	(221,118)	(263,084)	(1,511,444)	(1,515,131)
Sales and marketing expenses	(917,350)	(939,265)	(302,633)	(356,600)	(193,803)	(252,012)	(1,413,786)	(1,547,877)
Administrative expenses	(376,650)	(348,663)	(97,431)	(102,113)	(81,578)	(82,862)	(555,659)	(533,638)
Other operating income/(expenses)	288,233	426,545	1,438	(27,730)	1,155	(6,480)	290,826	392,335
Exceptional items	(16,159)	(6,239)	(12,535)	-	-	-	(28,694)	(6,239)
Income from operations (EBIT)	2,169,669	2,951,977	1,034,649	1,162,324	295,589	279,931	3,499,907	4,394,232
Net finance cost	(694,062)	(1,081,549)	(156,154)	(216,956)	(22,379)	127,200	(872,595)	(1,171,305)
Share of result of associates	694	7,015	-	-	338	434	1,032	7,449
Income before income tax	1,476,301	1,877,443	878,495	945,368	273,548	407,565	2,628,344	3,230,376
Income tax expense	61,128	59,856	(297,033)	(350,924)	(102,608)	(45,315)	(338,513)	(336,383)
Net income	1,537,429	1,937,299	581,462	594,444	170,940	362,250	2,289,831	2,893,993

Normalized EBITDA(iii)	2,832,014	3,600,073	1,203,368	1,335,715	320,789	328,557	4,356,171	5,264,345
Exceptional items	(16,159)	(6,239)	(12,535)	-	-	-	(28,694)	(6,239)
	(646,186)	(641,857)	(156,184)	(173,391)	(25,200)	(48,626)	(827,570)	(863,874)
Net finance costs	(694,062)	(1,081,549)	(156,154)	(216,956)	(22,379)	127,200	(872,595)	(1,171,305)
Share of results of associates	694	7,015	-	-	338	434	1,032	7,449
Income tax expense	61,128	59,856	(297,033)	(350,924)	(102,608)	(45,315)	(338,513)	(336,383)
Net income	1,537,429	1,937,299	581,462	594,444	170,940	362,250	2,289,831	2,893,993

Normalized EBITDA margin in %	38.5%	49.5%	43.5%	44.9%	28.5%	25.0%	38.7%	45.5%

Acquisition of property, plant and equipment	328,241	419,731	132,500	205,651	37,202	53,008	497,943	678,390
Additions to / (reversals of) provisions	-	-	-	-	-	-	-	-

	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Segment assets	48,226,882	50,935,027	10,741,059	11,149,019	9,374,545	9,245,718	68,342,486	71,329,764
Intersegment elimination	-	-	-	-	-	-	(3,204,118)	(3,968,045)
Non-segmented assets	-	-	-	-	-	-	15,592,494	16,479,699
Total assets							80,730,862	83,841,418

Segment liabilities	18,481,744	22,958,871	4,890,256	5,576,413	3,229,531	3,275,676	26,601,531	31,810,960
Intersegment elimination	-	-	-	-	-	-	(3,204,118)	(3,968,045)
Non-segmented liabilities	-	-	-	-	-	-	57,333,449	55,998,503
Total liabilities							80,730,862	83,841,418

(i) Latin America – North: includes operations in Brazil, Luxembourg  and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados and Panama).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized  EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

(b)     Additional information – by Business unit – three-month periods ended in:

	Latin America - north
	CAC		Brazil		Total
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016

Net sales	1,057,872	1,017,569	6,294,194	6,258,094	7,352,066	7,275,663
Cost of sales	(463,923)	(471,847)	(2,664,494)	(2,013,000)	(3,128,417)	(2,484,847)
Gross profit	593,949	545,722	3,629,700	4,245,094	4,223,649	4,790,816
Distribution expenses	(126,594)	(101,878)	(905,460)	(869,339)	(1,032,054)	(971,217)
Sales and marketing expenses	(129,128)	(122,381)	(788,222)	(816,884)	(917,350)	(939,265)
Administrative expenses	(60,393)	(43,143)	(316,257)	(305,520)	(376,650)	(348,663)
Other operating income/(expenses)	8,073	6,653	280,160	419,892	288,233	426,545
Exceptional items	(10,651)	-	(5,508)	(6,239)	(16,159)	(6,239)
Income from operations (EBIT)	275,256	284,973	1,894,413	2,667,004	2,169,669	2,951,977
Net finance cost	(50,091)	(44,734)	(643,971)	(1,036,815)	(694,062)	(1,081,549)
Share of result of associates	3,764	10,056	(3,070)	(3,041)	694	7,015
Income before income tax	228,929	250,295	1,247,372	1,627,148	1,476,301	1,877,443
Income tax expense	(70,837)	(78,696)	131,965	138,552	61,128	59,856
Net income	158,092	171,599	1,379,337	1,765,700	1,537,429	1,937,299

Normalized EBITDA (i)	376,921	378,753	2,455,093	3,221,320	2,832,014	3,600,073
Exceptional items	(10,651)	-	(5,508)	(6,239)	(16,159)	(6,239)
Depreciation. amortization and impairment excluding exceptional items	(91,014)	(93,780)	(555,172)	(548,077)	(646,186)	(641,857)
Net finance costs	(50,091)	(44,734)	(643,971)	(1,036,815)	(694,062)	(1,081,549)
Share of results of associates	3,764	10,056	(3,070)	(3,041)	694	7,015
Income tax expense	(70,837)	(78,696)	131,965	138,552	61,128	59,856
Net income	158,092	171,599	1,379,337	1,765,700	1,537,429	1,937,299

Normalized EBITDA margin in %	35.6%	37.2%	39.0%	51.5%	38.5%	49.5%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

	Brazil
	Beer		Soft drink		Total
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016

Net sales	5,370,465	5,309,857	923,729	948,237	6,294,194	6,258,094
Cost of sales	(2,113,911)	(1,599,388)	(550,583)	(413,612)	(2,664,494)	(2,013,000)
Gross profit	3,256,554	3,710,469	373,146	534,625	3,629,700	4,245,094
Distribution expenses	(732,017)	(713,170)	(173,443)	(156,169)	(905,460)	(869,339)
Sales and marketing expenses	(739,672)	(732,936)	(48,550)	(83,948)	(788,222)	(816,884)
Administrative expenses	(272,651)	(289,855)	(43,606)	(15,665)	(316,257)	(305,520)
Other operating income/(expenses)	222,809	336,767	57,351	83,125	280,160	419,892
Exceptional items	(4,661)	(6,047)	(847)	(192)	(5,508)	(6,239)
Income from operations (EBIT)	1,730,362	2,305,228	164,051	361,776	1,894,413	2,667,004
Net finance cost	(643,971)	(1,036,815)	-	-	(643,971)	(1,036,815)
Share of result of associates	(3,070)	(3,041)	-	-	(3,070)	(3,041)
Income before income tax	1,083,321	1,265,372	164,051	361,776	1,247,372	1,627,148
Income tax expense	131,965	138,552	-	-	131,965	138,552
Net income	1,215,286	1,403,924	164,051	361,776	1,379,337	1,765,700

Normalized EBITDA (i)	2,214,933	2,772,346	240,160	448,974	2,455,093	3,221,320
Exceptional items	(4,661)	(6,047)	(847)	(192)	(5,508)	(6,239)
Depreciation, amortization and impairment excluding exceptional items	(479,910)	(461,071)	(75,262)	(87,006)	(555,172)	(548,077)
Net finance costs	(643,971)	(1,036,815)	-	-	(643,971)	(1,036,815)
Share of results of associates	(3,070)	(3,041)	-	-	(3,070)	(3,041)
Income tax expense	131,965	138,552	-	-	131,965	138,552
Net income	1,215,286	1,403,924	164,051	361,776	1,379,337	1,765,700

Normalized EBITDA margin in %	41.2%	52.2%	26.0%	47.3%	39.0%	51.5%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of  property, plant and equipment.

15.              NET SALES

The reconciliation between gross sales and net sales is as follows:

	03/31/2017	03/31/2016

Gross sales(i)	17,489,216	24,979,207
Excise duty	(3,978,052)	(4,472,965)
Discounts(i)	(2,269,359)	(8,941,144)
	11,241,805	11,565,098

(i)    Variance resulting from the change in the billing method with direct effect on Gross sales and Discounts.

Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

16.              OTHER OPERATING INCOME / (EXPENSES)

	03/31/2017	03/31/2016
Government grants/NPV of long term fiscal incentives	221,897	355,319
(Additions)/Reversals to provisions	(10,551)	(22,241)
Gains/(losses) on disposal of property, plant and equipment and intangible assets	(5,376)	2,915
Other operating income/(expenses), net	84,856	56,342
	290,826	392,335

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17.    FINANCE COST AND INCOME

(a)     Finance costs

	03/31/2017	03/31/2016
Interest expense	(402,843)	(363,079)
Capitalized borrowings	599	2,128
Net Interest on pension plans	(24,914)	(28,663)
Losses on hedging instruments	(248,611)	(522,575)
Interest on provision for contingencies	(72,690)	(218,107)
Exchange variation	(87,142)	(269,704)
Tax on financial transactions	(37,969)	(43,348)
Bank guarantee expenses	(21,268)	(23,701)
Other financial results	(101,420)	(26,408)
	(996,258)	(1,493,457)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 20 – Financial instruments and risks). The interest expense are as follows:

	03/31/2017	03/31/2016
Financial liabilities measured at amortized cost	(115,108)	(115,441)
Liabilities at fair value through profit or loss	(278,416)	(237,617)
Fair value hedge - hedged items	(10,111)	(18,306)
Fair value hedge - hedging instruments	792	8,285
	(402,843)	(363,079)

(b)     Finance income

	03/31/2017	03/31/2016
Interest income	108,664	185,108
Gains on derivative	2,010	105,200
Financial assets at fair value through profit or loss	8,742	24,380
Other financial results	4,247	7,464
	123,663	322,152

Interest income arises from the following financial assets:

	03/31/2017	03/31/2016
Cash and cash equivalents	43,264	70,682
Investment securities held for trading	10,169	9,610
Other receivables	55,231	104,816
	108,664	185,108

18.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	03/31/2017	03/31/2016
Income tax expense - current	(681,759)	(638,854)
		-
Deferred tax expense on temporary differences	454,125	(164,665)
Deferred tax over taxes losses carryforwards movements in the current period	(110,879)	467,136
Total deferred tax (expense)/income	343,246	302,471

Total income tax expenses	(338,513)	(336,383)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2017	03/31/2016
Profit before tax	2,628,344	3,230,376
Adjustment on taxable basis
Non-taxable income	(104,850)	(129,993)
Government grants related to sales taxes	(434,413)	(341,115)
Share of results of associates	(1,032)	(7,449)
Non-deductible expenses	89,995	260,435
Complement of income tax of foreign subsidiaries due in Brazil	22,083	31,015
Results of intercompany transactions non-taxable/not deductible in Brazil	12,716	447,976
	2,212,843	3,491,245
Aggregated weighted nominal tax rate	29.62%	30.92%
Taxes payable – nominal rate	(655,548)	(1,079,394)
Adjustment on tax expense
Regional incentives - income taxes	28,141	52,003
Deductible interest on shareholders equity	284,395	693,316
Tax savings from goodwill amortization on tax books	36,224	35,589
Withholding tax over undistributed profits	(51,238)	(82,146)
Others with reduced taxation	19,513	44,249
Income tax and social contribution expense	(338,513)	(336,383)
Effective tax rate	12.88%	10.41%

The main events that impacted the effective tax rate in the period were:

▪  Non-taxable net financial and other income: The movement perceived in this line is related to incomes and expenses in subsidiaries, which occurs mainly due to foreign exchange variation;

▪   Government subsidy on sales taxes: The Company has state tax incentives within certain industrial development programs in the form of financing, deferral of tax payments or partial reductions of the amount due. Such investment subsidies arising from deferred and presumed ICMS credits are deductible for income tax purposes.

▪  Additional income tax of foreign associates taxed in Brazil: The reduction in this line, which is related to Ambev subsidiaries foreign profits taxation in Brazil, is the outcome of a better management of our capital structure;

▪  Results of intercompany transactions taxed/deductible in Brazil: In this line are recorded the foreign exchange variation effect and the interest generated by intercompany transactions, between companies based in different jurisdictions. The main cause of the variation is related to foreign exchange;

▪  Deductible Interest on net equity: Under Brazilian law, companies have the option to distribute interest on equity (“JCP”), calculated based on the long-term interest rate (“TJLP”), Which are deductible for income tax purposes under the applicable legislation, which approximate amount to be distributed until now is R$ 836 million and the tax impact is R$ 284 million.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

19.    SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from the Company and its subsidiaries to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: Grant 1: the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise; Grant 2: the beneficiary may exercise the options after a period of five years.

Additionally, as a means of a creating long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” the Company issue share appreciation rights in the form of phantom stocks or stocks to future delivery to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to maturation periods of five and ten years, respectively.

In addition, the Company has implemented a Stock Based Payment Plan under which certain employees and members of the management of the Company or its direct or indirect subsidiaries are eligible to receive shares of the Company including in the form of ADRs. The shares that are subject to the Stock Plan are designated as "Restricted Shares" and the restricted share price for the purposes of the stock plan will correspond to the price of the Company's shares on BM&F BOVESPA SA in the trading session immediately prior to the stock concession Restricted.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the “Grant 2” of 2017 and 2016 grants are as follows:

In R$, except when otherwise indicated	03/31/2017	(i)	12/31/2016	(i)

Fair value of options granted	5.57		6.21
Share price	17.16		17.18
Exercise price	17.16		17.18
Expected volatility	26.8%		27.0%
Vesting year	4		5
Expected dividends	5%		5%
Risk-free interest rate	10.0%	(ii)	12.4%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs  are calculated in U.S. dollar.

 The total number of outstanding options developed as follows:

Thousand options	03/31/2017	12/31/2016

Options outstanding at January 1st	131,244	121,770
Options issued during the period	4,336	24,806
Options exercised during the period	(2,921)	(11,613)
Options forfeited during the period	(774)	(3,719)
Options outstanding at ended period	131,885	131,244

The range of exercise prices of the outstanding options is between R$0.00 (R$0.02 as of December 31, 2016) and R$25.81 (R$28.32 as of December 31, 2016) and the weighted average remaining contractual life is approximately 6.38 years (5.96 years as of December 31, 2016).

Of the 131,885 thousand outstanding options (131,244 thousands of December 31, 2016), 49,859 thousand options are vested as at March 31, 2017 (52,780 thousands of December 31, 2016).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2017	12/31/2016

Options outstanding at January 1 st	13.87	12.36
Options issued during the period	17.16	17.18
Options forfeited during the period	6.17	12.83
Options exercised during the period	1.66	2.52
Options outstanding at ended period	13.50	13.87
Options exercisable at ended period	3.71	3.66

For the options exercised during the period ended March 31,2017, the weighted average share price on the exercise date was R$17.23 (R$18.41 as of December 31, 2016).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, Ambev S.A. issued 366 thousand (7,329 thousand in 2016) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing fair value of approximately R$6,127 on March 31, 2017 (R$133,884 on December 31, 2016), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	03/31/2017	12/31/2016

Deferred shares outstanding at January 1st	19,260	19,056
New deferred shares during the period	366	7,329
Deferred shares granted during the period	(2,804)	(6,118)
Deferred shares forfeited during the period	(145)	(1,007)
Deferred shares outstanding at ended period	16,677	19,260

Additionally, certain employees and directors of the Company receive options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

These share-based payments generated an expense of R$55,110 (R$44,053 for the three-month period ended March 31, 2016), recorded as administrative expenses.

20.    FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At March 31, 2017, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev S.A., such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				03/31/2017		03/31/2017
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(8,695,686)	8,512,237	181,970	(319,047)	(290,899)	(123,591)	29,637
	Commodity	(1,882,379)	1,698,930	154,441	(59,060)	(368)	44,706	(1,860)
	American Dollar	(6,379,804)	6,379,804	23,943	(255,831)	(282,631)	(155,930)	30,487
	Euro	(87,672)	87,672	193	(3,131)	402	(9,935)	6,527
	Mexican Pesos	(345,831)	345,831	3,393	(1,025)	(8,302)	(2,432)	(5,517)

Fixed Assets		(652,626)	652,626	-	(9,764)	(1,900)	-	-
	American Dollar	(611,833)	611,833	-	(9,665)	(1,335)	-	-
	Euro	(40,793)	40,793	-	(99)	(565)	-	-

Expenses		(150,032)	150,032	943	(4,147)	(2,433)	118	243
	American Dollar	(141,125)	141,125	20	(4,147)	(2,408)	-	-
	Rupee	(8,907)	8,907	923	-	(25)	118	243

Cash		762,362	(762,362)	10,036	-	15,225	-	-
	American Dollar	777,362	(777,362)	10,035	-	15,220	-	-
	Interest rate	(15,000)	15,000	1	-	5	-	-

Debts		(2,535,022)	1,969,485	27,058	(17,789)	(72,301)	-	-
	American Dollar	(1,857,772)	1,292,235	-	(15,331)	(75,103)	-	-
	Interest rate	(677,250)	677,250	27,058	(2,458)	2,802	-	-
As of March 31, 2017		(11,271,004)	10,522,018	220,007	(350,747)	(352,308)	(123,473)	29,880

				12/31/2016		12/31/2016
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(8,807,524)	8,624,076	190,727	(582,809)	(415,024)	464,571	(565,744)
	Commodity	(1,742,763)	1,559,315	136,502	(43,743)	-	(74,125)	7,783
	American Dollar	(6,566,888)	6,566,888	36,042	(491,299)	(413,523)	515,382	(493,366)
	Euro	(135,235)	135,235	-	(4,685)	(1,030)	25,370	(80,322)
	Mexican Pesos	(359,191)	359,191	18,183	(43,326)	(471)	(2,056)	161
	Brazilian Real	(3,447)	3,447	-	244	-	-	-

Fixed Assets		(523,088)	523,088	3,009	(76,101)	(78,236)	-	-
	American Dollar	(430,332)	430,332	2,974	(5,814)	(60,208)	-	-
	Euro	(92,756)	92,756	35	(70,287)	(18,028)	-	-

Expenses		(103,779)	103,779	824	(1,089)	50,535	-	(138,967)
	American Dollar	(90,945)	90,945	35	(1,089)	(282)	-	(33,364)
	Euro	-	-	-	-	(44)	-	688
	Canadian Dollar	-	-	-	-	50,861	-	(106,291)
	Rupee	(12,834)	12,834	789	-	-	-	-

Cash		1,043,872	(1,043,872)	(3)	7,841	51,638	-	-
	American Dollar	592,341	(592,341)	(3)	7,832	24,934	-	-
	Euro	51,531	(51,531)	-	110	7,639	-	-
	Interest rate	400,000	(400,000)	-	(101)	19,065	-	-

Debts		(2,547,901)	2,000,198	18,424	(61,222)	(637)	-	-
	American Dollar	(1,874,157)	1,326,454	2,576	(48,488)	11,355	-	-
	Interest rate	(673,744)	673,744	15,848	(12,734)	(11,992)	-	-

Foreign Investments		-	-	-	-	(1,161)	-	35,348
	American Dollar	-	-	-	-	(937)	-	37,166
	Euro	-	-	-	-	44	-	1,683
	Canadian Dollar	-	-	-	-	(268)	-	(3,501)
Total		(10,938,420)	10,207,269	212,981	(713,380)	(392,885)	464,571	(669,363)

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	03/31/2017
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.8%	1,213,687	5.0%	722,278
Working capital in Argentinean peso	26.0%	1,118	26.0%	1,118
Dominican Peso	9.7%	278,106	9.7%	278,106
American Dollar	2.1%	27,079	6.0%	17,931
Guatemala´s Quetzal	8.0%	9,919	8.0%	9,919
Interest rate pre-set		1,529,909		1,029,352

Brazilian Real	9.7%	546,350	11.6%	2,317,554
American Dollar	1.6%	1,818,253	2.2%	547,606
Canadian Dollar	1.6%	1,234,781	1.6%	1,234,781
Barbadian Dollar	2.7%	4,753	2.7%	4,753
Interest rate postfixed		3,604,137		4,104,694

	12/31/2016
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.8%	1,223,500	6.2%	841,923
Dominican Peso	9.7%	288,808	9.7%	288,808
American Dollar	6.0%	11,561	6.0%	1,797
Guatemala´s Quetzal	8.0%	9,947	8.0%	9,947
Barbadian Dollar	4.3%	48,517	4.3%	48,517
Interest rate pre-set		1,582,333		1,190,992

Brazilian Real	10.0%	667,703	12.6%	2,375,614
American Dollar	1.5%	1,882,252	2.2%	565,683
Canadian Dollar	1.6%	1,259,107	1.6%	1,259,106
Barbadian Dollar	2.7%	4,915	2.7%	4,915
Interest rate postfixed		3,813,977		4,205,318

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after March 31, 2017 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2017.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2017.

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	95,381	49,888	(329,351)	(754,083)
Input purchase		(95,381)	(77,870)	283,489	662,359
Foreign exchange hedge	Foreign currency decrease	(232,458)	(346,085)	(1,935,786)	(3,639,113)
Input purchase		232,458	346,085	1,935,786	3,639,113
Costs effects		-	(27,982)	(45,862)	(91,724)

Foreign exchange hedge	Foreign currency decrease	(9,764)	(19,660)	(172,920)	(336,076)
Capex Purchase		9,764	19,660	172,920	336,076
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(3,204)	(5,309)	(40,712)	(78,220)
Expenses		3,204	5,309	40,712	78,220
Expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	10,035	(2,276)	(184,306)	(378,647)
Cash		(10,035)	2,276	184,306	378,647
Interest Hedge	Decrease in interest rate	1	(160)	(4,031)	(4,655)
Interest revenue		(1)	160	4,031	4,655
Cash effects		-	-	-	-

Hedge cambial	Foreign currency decrease	(15,331)	(41,805)	(338,390)	(661,449)
Debt		15,331	(16,554)	197,006	378,680
Interest Hedge	Increase in interest rate	24,600	17,315	(152,365)	(175,303)
Interest expenses		(24,600)	(17,315)	152,365	175,303
Debt effects		-	(58,359)	(141,384)	(282,769)
		-	(86,341)	(187,246)	(374,493)

As of March 31, 2017 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2017	2018	2019	2020	>2020	Total

Cost		7,516,358	995,879	-	-	-	8,512,237
	Commodity	1,277,729	421,201	-	-	-	1,698,930
	American Dollar	5,913,193	466,611	-	-	-	6,379,804
	Euro	74,062	13,610	-	-	-	87,672
	Mexican Peso	251,374	94,457	-	-	-	345,831

Fixed asset		630,945	21,681	-	-	-	652,626
	American Dollar	590,152	21,681	-	-	-	611,833
	Euro	40,793	-	-	-	-	40,793

Expenses		141,219	8,813	-	-	-	150,032
	American Dollar	132,312	8,813	-	-	-	141,125
	Rupee	8,907	-	-	-	-	8,907

Cash		(777,362)	-	-	15,000	-	(762,362)
	American Dollar	(777,362)	-	-	-	-	(777,362)
	Brazilian Real	-	-	-	15,000	-	15,000

Debt		1,592,235	-	-	-	377,250	1,969,485
	American Dollar	1,292,235	-	-	-	-	1,292,235
	Brazilian Real	300,000	-	-	-	377,250	677,250
		9,103,395	1,026,373	-	15,000	377,250	10,522,018

		Fair Value
Exposure	Risk	2017	2018	2019	2020	>2020	Total

Cost		(143,422)	6,345	-	-	-	(137,077)
	Commodity	107,328	(11,947)	-	-	-	95,381
	American Dollar	(243,046)	11,158	-	-	-	(231,888)
	Euro	(3,041)	103	-	-	-	(2,938)
	Mexican Peso	(4,663)	7,031	-	-	-	2,368

Fixed asset		(9,504)	(260)	-	-	-	(9,764)
	American Dollar	(9,405)	(260)	-	-	-	(9,665)
	Euro	(99)	-	-	-	-	(99)

Expenses		(3,059)	(145)	-	-	-	(3,204)
	American Dollar	(3,982)	(145)	-	-	-	(4,127)
	Rupee	923	-	-	-	-	923

Cash		10,035	-	-	1	-	10,036
	American Dollar	10,035	-	-	-	-	10,035
	Interest rate	-	-	-	1	-	1

Debt		(17,679)	-	-	-	26,948	9,269
	American Dollar	(15,331)	-	-	-	-	(15,331)
	Interest rate	(2,348)	-	-	-	26,948	24,600
		(163,629)	5,940	-	1	26,948	(130,740)

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of March 31, 2017, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risks of March 31, 2017. There was no concentration of credit risk with any counterparties as of March 31, 2017.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	03/31/2017
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	7,230,261	-	-	-	-	7,230,261
Investment securities	-	112,838	9,903	-	-	122,741
Trade receivables excluding prepaid expenses	5,698,727	-	-	-	-	5,698,727
Financial instruments derivatives	-	-	27,059	192,948	-	220,007
Total	12,928,988	112,838	36,962	192,948	-	13,271,736

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	-	5,046,860	-	11,221,426	16,268,286
Financial instruments derivatives	-	-	12,174	338,573	-	350,747
Interest-bearning loans and borrowings	-	-	-	-	5,132,928	5,132,928
Total	-	-	5,059,034	338,573	16,354,354	21,751,961

	12/31/2016
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	7,876,849	-	-	-	-	7,876,849
Investment securities	-	104,340	282,771	-	-	387,111
Trade receivables excluding prepaid expenses	6,962,541	-	-	-	-	6,962,541
Financial instruments derivatives	-	-	18,424	194,557	-	212,981
Total	14,839,390	104,340	301,195	194,557	-	15,439,482

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	-	5,106,125	-	13,208,075	18,314,200
Financial instruments derivatives	-	-	49,850	663,530	-	713,380
Interest-bearning loans and borrowings	-	-	-	-	5,396,310	5,396,310
Total	-	-	5,155,975	663,530	18,604,385	24,423,890

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	03/31/2017				12/31/2016

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	9,903	-	-	9,903	282,771	-	-	282,771
Derivatives assets at fair value through profit or loss	1	27,058	-	27,059	2,576	15,848	-	18,424
Derivatives - operational hedge	10,974	181,974	-	192,948	83,611	110,946	-	194,557
	20,878	209,032	-	229,910	368,958	126,794	-	495,752
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	5,046,860	5,046,860	-	-	5,106,125	5,106,125
Derivatives liabilities at fair value through profit or loss	1,481	10,693	-	12,174	9,919	39,931	-	49,850
Derivatives - operational hedge	95,231	240,994	-	336,225	78,935	575,867	-	654,802
Derivatives - fair value hedge	-	2,348	-	2,348	-	8,728	-	8,728
	96,712	254,035	5,046,860	5,397,607	88,854	624,526	5,106,125	5,819,505

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2016 (i)	5,106,125
Total gains and losses in the period	(59,265)
Losses recognized in net income	137,353
Gain recognized in equity	(196,618)
Financial liabilities at March 31, 2017 (i)	5,046,860

(i) The liability was recorded under “Trade payables and put option granted on subsidiary and other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

If the Company had recognized its financial liabilities measured at amortized at cost, at fair value, it would have recorded an additional gain, before income tax and social contribution, of approximately R$3,067 on March 31, 2017 (gain of R$2,622 on March 31, 2016), related to Bond 2017. The other financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

The criteria used to determine the fair value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of March 31, 2017, being approximately 98.76% for Bond 2017 (97.91% at December 31, 2016).

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of March 31, 2017 the Company held R$174,930 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$486,822 on December 31, 2016).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

21.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2017	12/31/2016

Collateral given for own liabilities	719,521	1,051,538
Other commitments	745,466	754,306
	1,464,987	1,805,844

Commitments with suppliers	8,329,916	4,019,236
Commitments - Bond 2017	300,000	300,000
	8,629,916	4,319,236

The collateral provided for liabilities totaled approximately R$1,464,987 on March 31, 2017 (R$1,805,844 on December 31, 2016), including R$551,332 (R$571,305 on December 31, 2016) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained on March 31, 2017, R$174,930 (R$486,822 on December 31, 2016) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 20 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017 issued by Ambev International, in amount of R$300,000, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017. Ambev International is a 100% owned finance subsidiary of the Company. The Ambev S.A. has fully and unconditionally guaranteed the Bond 2017.

Future contractual commitments on March 31, 2017 and December 31, 2016 are as follows:

	03/31/2017	12/31/2016

Less than 1 year	4,625,920	3,325,724
Between 1 and 2 years	2,753,962	420,777
More than 2 years	1,250,034	572,735
	8,629,916	4,319,236

22.    CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot at this stage estimate the likely timing of the resolution of these matters.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 12 – Provisions).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	03/31/2017	12/31/2016

IRPJ and CSLL	29,320,290	28,934,826
PIS and COFINS	1,651,625	1,971,048
ICMS and IPI	16,437,086	16,046,890
Labor	249,935	222,037
Civil	4,364,062	4,417,574
Others	832,028	858,075
	52,855,026	52,450,450

Principal lawsuits with a likelihood of possible loss:

There were no significant changes in the main processes with a possible likelihood of loss in relation to those presented in the financial statements for the year ended December 31, 2016.

Contingent assets

According to IAS 37, contingent assets are not recorded in consolidated financial statements, except when the realization of income is virtually certain.

23.    NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	03/31/2017	03/31/2016
Acquisition of investments payables	-	23,008
Cash financing cost other than interests	6,118	42,801

24.    RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 19 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	03/31/2017	03/31/2016

Short-term benefits (i)	5,032	6,669
Share-based payments (ii)	9,182	11,925
Total key management remuneration	14,214	18,594

(i) These correspond substantially to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation  cost of stock options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 19 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev S.A.’s shareholders, and at March 31, 2017 held 10.0% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2017 and December 31, 2016, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$64,660 (R$59,715 on March 31, 2016), of which R$56,052 (R$51,248 on March 31, 2016) related to active employees and R$8,608 (R$8,467 on March 31, 2016) related to retirees.

b) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3,255, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, and sales and distribution agreements of Budweiser products in Guatemala, Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay and Chile. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$358 (R$493 on March 31, 2016) and R$61,620 (R$88,169  on March 31, 2016) as licensing income and expense, respectively.

Ambev S.A. has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

e) Platform e-commerce

The Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the of e-commerce called “Partner Ambev”. The contract has as object to trade Ambev S.A. products to the partners of Ambev through the website http://www.parceiroambev.com.br/.

Transactions with related parties

					03/31/2017
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Dividends payables
AB InBev	6,495	5,382	(280,375)	(413)	-
AB Services	243	17,163	(29)	(3,077)	-
AB USA	11,740	8,376	(200,738)	(1,632)	-
Ambev Peru	7,885	196	(9,544)	(16)	-
Cervecería Modelo	46,401	1,322	(615,048)	(53,467)	-
Inbev	70	17,730	(31,048)	-	-
ITW International	-	-	-	(203,558)	(28,765)
Panamá Holding	-	9,115	-	-	-
Colombia COP	69	2,732	-	-	-
Others	2,842	7,663	(41,215)	(11,683)	-
	75,745	69,679	(1,177,997)	(273,846)	(28,765)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

	12/31/2016
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable	Dividends payables
AB InBev	6,278	13,414	(308,866)	(687)	-	-
AB Package	-	-	(31,301)	-	-	-
AB Services	275	15,175	(10)	(3,098)	-	-
AB USA	19,737	18,623	(247,389)	(1,675)	-	-
Ambev Peru	7,095	-	(4,679)	-	-	-
Ambrew	-	-	-	-	-	(89,902)
Bogotá Beer	-	210,961	-	(210,961)	-	-
Cervecería Modelo	1,071	-	(444,080)	-	-	-
Inbev	182	17,599	(17,553)	(169)	-	-
ITW International	-	-	-	(209,385)	(30,455)	(590,937)
Modelo	32	986	(15,685)	(54,476)	-	-
Others	2,579	7,255	(6,185)	(14,441)	-	-
	37,249	284,013	(1,075,748)	(494,892)	(30,455)	(680,839)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

				03/31/2017
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Net Finance Cost
AB InBev	43	-	(8,553)	-
AB USA	(74,729)	12,015	(47,109)	-
Ambev Peru	(4,921)	952	-	-
Cervecería Modelo	(83,739)	28	(5,344)	-
Inbev	(13,989)	-	-	-
Others	(17,290)	607	(256)	824
	(194,625)	13,602	(61,262)	824

			03/31/2016
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB InBev	(3,196)	-	(15,570)
AB USA	(36,063)	14,494	(63,549)
Cervecería Modelo	(175,988)	102	(6,595)
Inbev	(17,371)	-	-
Modelo	(8,763)	41	-
Others	(22,652)	-	(325)
	(264,033)	14,637	(86,039)

Denomination used in the tables above:

Ambev Colombia S.A.S. (“Colombia COP”)
Ambrew S.A. (“Ambrew”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bogotá Beer Company BBC S.A.S. (“Bogotá Beer”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cervecería Nacional S. de R.L. (“Panamá CN Holding”)
Compañia Cervecer Ambev Peru S.A.C. (“Ambev Peru”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer